Exhibit 5.1

January 26, 2006

Fidelis Energy, Inc.

5151 E. Broadway, Suite 1600

Tucson, Arizona 85711

Dear Sirs:

We have acted as counsel to Fidelis Energy, Inc., a Nevada corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended (the "Act"), of an aggregate of 81,646,380 shares of common stock (the "Shares"), par value $0.001 per share (the "Common Stock"), of the Company, of which (i) 69,000,000 shares (the "Note Shares") are issuable upon conversion of the Company's currently outstanding senior secured convertible promissory notes due December, 2008 and January, 2009 (the "Notes"), (ii) 9,000,000 shares (the "Cornell Warrant Shares") are issuable upon exercise of currently outstanding warrants, issued to the holders of the Notes in December, 2005, and (iii) 3,646,380 shares (the "First SB and Wainright” Shares) whcih are issuable upon exercise of the Company's warrants issued pursuant to an earlier financing.  The Cornell Warrant Shares together with the First SB and Wainright Shares are collectively identified as "Warrant Shares."

As such counsel, we have reviewed the corporate proceedings taken by the Company with respect to the authorization of the issuance of the Shares. We have also examined and relied upon originals or copies of such corporate records, documents, agreements or other instruments of the Company as we have deemed necessary to review. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have entirely relied upon certifications of officers of the Company, and have assumed, without independent inquiry, the accuracy of those certifications.

We have assumed the genuineness of all signatures, the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing a document. We have also assumed that the registration requirements of the Act and all applicable requirements of state laws regulating the sale of securities will have been duly satisfied.

We further assume that (i) all Note Shares and Warrant Shares issued will be issued in accordance with the terms of the Notes and Warrants.

Based upon the foregoing, it is our opinion that (i) the Note Shares will be, when issued as contemplated by the terms of the Notes, validly issued and fully paid and nonassessable and (ii) the Warrant Shares will be, when sold, paid for and issued as contemplated by the terms of the applicable Warrants, validly issued and fully paid and nonassessable.

This opinion is limited to the provisions of the Nevada General Corporation Law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to this firm under the heading "Validity of Common Stock" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Christopher H. Dieterich

Christopher H. Dieterich

Dieterich & Associates

Counsel to Fidelis Energy, Inc.